SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(D) of the

Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

Commission file number 1-9076

Full Title of the Plan:

FORTUNE BRANDS RETIREMENT SAVINGS PLAN

Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

FORTUNE BRANDS, INC.

300 Tower Parkway

Lincolnshire, Illinois 60069

Fortune Brands Retirement

Savings Plan

Financial Statements

December 31, 2003 and 2002

Fortune Brands Retirement Savings Plan

Index

December 31, 2003 and 2002

Note:	Supplemental schedules required by the Employee Retirement Income Security Act that have not been included herein are not applicable to the Fortune Brands Retirement Savings Plan.

Report of Independent Registered Public Accounting Firm

To the Corporate Employee Benefits Committee of

Fortune Brands, Inc.

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Fortune Brands Retirement Savings Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Chicago, Illinois

June 25, 2004

Fortune Brands Retirement Savings Plan

Statement of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

(dollars in thousands)

	2003	2002

Assets
Beneficial interest in Fortune Brands, Inc. Savings Plans Master Trust net assets	$597,162	$472,221

Receivables
Company contributions	3,201	2,639
Participant contributions	134	—

Total assets	600,497	474,860

Net assets available for plan benefits	$600,497	$474,860

The accompanying notes are an integral part of the financial statements.

Fortune Brands Retirement Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2003 and 2002

(dollars in thousands)

	2003	2002
Additions
Allocated share of Fortune Brands, Inc. Savings Plan Master Trust investment gains	$115,547	$—
Company contributions	16,612	15,097
Participant contributions	32,919	30,995
Transfers to the plan (Note 5)	1,309	68

Total additions	166,387	46,160

Deductions
Allocated share of Fortune Brands, Inc. Savings Plans Master Trust investment losses	—	80,998
Benefits paid to participants	40,701	40,999
Transfers from the plan (Note 5)	49	211

Total deductions	40,750	122,208
Increase (decrease) in net assets	125,637	(76,048)

Net assets available for plan benefits, beginning of year	474,860	550,908

Net assets available for plan benefits, end of year	$600,497	$474,860

The accompanying notes are an integral part of the financial statements.

Fortune Brands Retirement Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

1.	Description of Plan

General

The Fortune Brands Retirement Savings Plan (the “Plan”) is designed to encourage and facilitate systematic savings and investment by eligible employees. Fortune Brands, Inc. (“Fortune”) and each of its operating company subsidiaries participating in the Plan are referred to collectively as the “Companies” and individually as a “Company.” Operating company subsidiaries that participate in the Plan include: Fortune Brands Home & Hardware, Inc. (“MasterBrand”), ACCO World Corporation (“ACCO”), Acushnet Company (“Acushnet”), and Jim Beam Brands Worldwide, Inc. (“Beam”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The following provides a brief description of the Plan. For a complete description of the Plan, participants should refer to the specific provisions in the Plan document or to the Prospectus/ Summary Plan Description, each of which is available from the plan administrator at 300 Tower Parkway, Lincolnshire, Illinois 60069.

The financial statements present the net assets available for plan benefits as of December 31,2003 and 2002 and the changes in net assets available for plan benefits for the years then ended. The assets of the Plan are included in a pool of investments known as the Fortune Brands, Inc. Savings Plans Master Trust (the “Master Trust”), along with the assets of the Fortune Brands Hourly Employee Retirement Savings Plan and the Future Brands LLC Retirement Savings Plan. The Master Trust investments are administered by The Fidelity Management Trust Company (the “Trustee”).

Contributions

The Plan is a defined contribution plan. Contributions are held by the Trustee and accumulated in separate participant accounts. Participants may generally make tax deferred contributions under Section 401(k) of the Internal Revenue Code (the “Code”) of up to 50% of eligible compensation, subject to lower limits for highly compensated employees of Fortune and certain participating Companies. Participants’ annual tax deferred contributions are limited by the Code to $12,000 and $11,000 in 2003 and 2002, respectively. In addition, participants over 50 years of age may elect an additional unmatched, pretax catch up contribution which is limited by the IRS Code to $2,000 in 2003 and $1,000 in 2002.

Participants of MasterBrand and its participating operating subsidiaries (“MasterBrand Participating Employers”), ACCO, Fortune and Acushnet may also make after-tax contributions, but the sum of tax deferred contributions and after-tax contributions may not exceed 50% of eligible compensation.

Each MasterBrand Participating Employer, other than NHB Industries, Inc., formerly NHB Holdings, Inc., (“NHB”), provides a matching contribution equal to 50% of the participant’s contributions up to 6% of eligible compensation and an additional 50% of the participant’s contributions up to 3% of eligible compensation. NHB provides a matching contribution of 50% of the participant’s contributions up to 5% of eligible compensation.

Fortune Brands Retirement Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

ACCO and its participating operating subsidiaries (“ACCO Participating Employers”) provide a matching contribution equal to 50% of the participant’s contributions up to 6% of eligible compensation and an additional 50% of the participant’s contributions up to 3% of eligible compensation. Boone International, Inc. (“Boone”) provides a matching contribution equal to 50% of the participant’s contributions up to 6% of eligible compensation.

Acushnet and its participating operating subsidiaries (“Acushnet Participating Employers”) provide a matching contribution of 50% of the participant’s contributions up to 5% of eligible compensation and an additional 50% of the participant’s contributions up to 2% of eligible compensation.

Beam and its participating operating subsidiaries (“Beam Participating Employers”) do not provide matching contributions.

Fortune provides a matching contribution equal to 50% of the participant’s contributions, not to exceed 6% of eligible compensation.

Profit-sharing contributions are made by Fortune and certain participating operating subsidiaries and allocated to their participants in proportion to eligible compensation. ACCO Participating Employers, Acushnet Participating Employers and MasterBrand Participating Employers do not provide an annual profit-sharing contribution. Fortune contributes on an annual basis, 1/6 of 1% of its Adjusted Income from Continuing Operations (as defined in the Plan). Fortune participating employees made profit sharing contributions totaling $848,000 and $842,000 for the 2003 and 2002 Plan years, respectively. The Beam Participating Employers make a determination each year as to the amount of their profit-sharing contribution. Beam Participating Employers made profit-sharing contributions totaling $2,545,000 and $1,990,000 for the 2003 and 2002 plan years, respectively. Profit-sharing contributions are subject to certain Plan and statutory limitations.

Participants may direct the investment of their tax deferred contributions, after-tax contributions, matching contributions, profit-sharing contributions, if any, and their Plan account balances in the available investment funds.

Participant account balances are maintained to reflect each participant’s beneficial interest in the Plan’s funds. Participant account balances are increased by participant and Company contributions (including rollovers from other plans) and decreased by the amount of withdrawals and distributions. Income and losses on Plan assets and certain administrative expenses are allocated to participants’ accounts based on the ratio of each participant’s account balance invested in an investment fund to the total of all participants’ account balances invested in that fund as of the preceding valuation date.

Fortune Brands Retirement Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

Vesting

Participants are immediately vested in their own contributions plus earnings thereon. Vesting in the Companies’ matching contributions plus earnings thereon occurs after one year of service. Vesting in the Companies’ annual profit-sharing contribution plus actual earnings thereon is based on the earliest of the following occurrences: (1) retirement; (2) death; (3) disability; (4) attainment of age 65; (5) termination of employment without fault, or (6) years of service (as summarized in the schedule below):

Number of Full Years of Service	Fortune	Beam	ACCO
Less than 1	0%	0%	0%
1 but less than 2	20%	0%	20%
2 but less than 3	40%	0%	40%
3 but less than 4	60%	20%	60%
4 but less than 5	80%	40%	80%
5 but less than 6	100%	60%	100%
6 but less than 7	100%	80%	100%
7 or more	100%	100%	100%

Forfeitures

Company contributions forfeited by nonvested terminated participants are retained by the Plan and used to reduce subsequent Company contributions. If a terminated participant returns to the Plan within a specified period of time (generally 5 years), the participant’s previously forfeited amount will be reinstated to the participant’s account.

Loans

A participant may apply for a loan of at least $1,000 from the vested portion of the participant’s account balance in an amount which does not exceed one-half of the participant’s vested balance, provided that the loan also does not exceed $50,000. Any loans applied for are also reduced by any other loan outstanding under the Plan within the previous twelve months. The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant’s principal residence. No more than one home residence loan and one loan for any other purpose may be outstanding at any one time.

A new loan may not be applied for until 30 days after any prior loan is repaid in full. Each loan bears a rate of interest equal to the prime rate on the last day of the previous quarter at the time the loan is made, as quoted in the Wall Street Journal. Each loan must be collateralized by a portion of the participant’s account balance and evidenced by a written obligation payable to the Trustee which is invested in the loan fund. Repayment is made by payroll deduction so that the loan is repaid over the term of the loan in substantially level installments not less frequently than quarterly.

Distributions and Withdrawals

Benefits are payable from a participant’s account under the Plan provisions, upon a participant’s death, retirement or other termination of employment in a lump sum or in installment payments. The Plan also permits withdrawals to be made by participants who have incurred a “hardship” as defined in the Plan or after attainment of age 59-1/2.

Fortune Brands Retirement Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

Distributions and withdrawals to which a participant is entitled are those, subject to certain eligibility and forfeiture provisions, that can be provided by the aggregate of employer and employee contributions and the income thereon (including net realized and unrealized investment gains and losses) allocated to such participant’s account. Distributions and withdrawals are recorded when paid.

Other

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue contributions at any time and Fortune, as Plan sponsor and administrator, has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

2.	Summary of Significant Accounting Policies

Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income

The Master Trust’s investments in securities (bonds, debentures, notes and stocks) traded on a national securities exchange are valued at the last reported sale price on the last business day of the year; securities traded in the over-the-counter market are valued at the last reported bid price; and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Participations in collective trust funds are stated at the Master Trust’s beneficial interest in the aggregate fair value of assets held by the fund, as reported by the fund’s manager.

Purchases and sales of securities are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

The ratio of the Plan’s assets to the fair value of all assets held in each fund in the Master Trust is used to allocate interest income, dividend income, realized gains (losses) and unrealized appreciation (depreciation) in market value of investments on a monthly basis.

Certain expenses incurred by the Plan are netted against earnings prior to allocation to participant accounts. These include investment manager, trust and recordkeeper expenses.

Fortune Brands Retirement Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

3.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for Plan benefits as stated in the financial statements to Form 5500 at December 31,2003 and 2002 (in thousands):

	2003	2002
Net assets available for Plan benefits as stated in the accompanying financial statements	$600,497	$474,860
Less: Amounts allocated to withdrawing participants	5,796	9,714

Net assets available for Plan benefits as stated in Form 5500	$594,701	$465,146

The following is a reconciliation of benefits paid to participants as stated in the financial statements to the Form 5500 at December 31,2003 and 2002 (in thousands):

	2003	2002
Benefits paid to participants as stated in the accompanying financial statements	$40,701	$40,999
Add: Amounts allocated to withdrawing participants as of current year end	5,796	9,714
Less: Amounts allocated to withdrawing participants as of prior year end	9,714	6,488

Benefits paid to participants as stated in Form 5500	$36,783	$44,225

Fortune Brands Retirement Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

The following is a reconciliation of other income as stated in the financial statements to the Form 5500 at December 31,2003 and 2002 (in thousands):

	2003	2002
Other income as stated in the accompanying financial statements	$—	$—
Add: Adjustment of amounts payable to terminated employees and Plan participants who have retired or terminated employment but elected to have their assets remain in the Plan as of the prior year end		91,825

Other income as stated in Form 5500	$—	$91,825

In 2002, the Company changed its method of reporting benefits payable to reflect amounts payable to employees who have retired or terminated employment and requested withdrawals but have not been paid out as of year end. The 2002 adjustment of the prior year benefits payable amount is reflected as other income in the Form 5500.

4.	Plan Amendments

The Plan was amended effective August 1,2003 to default Deferred Contributions to the age-appropriate “Lifestyle Fund,” based on uniform procedures established by the Plan Administrator instead of the “Balanced Fund” if no election is made.

The Plan was amended effective January 1,2003 to add “Exhibit B,” which states that on or before October 15,2003 each Beam Participating Employer will make a special one-time contribution with respect to the 2002 Plan Year in an amount equal to 1.5% of the Adjusted Earnings of all Participants who are eligible.

The Plan was amended effective January 1,2003 to include performance awards in lieu of merit increases for eligible compensation for ACCO employees. On July 1,2003, the Plan was amended to include performance awards in lieu of merit increases for eligible compensation for the employees of all other companies.

The Plan was amended effective January 1, 2003 to add Article VIIIA, “Minimum Distribution Requirements” using IRS model language.

5.	Transfers to and from the Plan

Transfers relate to transactions in the ordinary course of business between the Plan, the Fortune Brands Hourly Employee Retirement Savings Plan, and the Future Brands LLC Retirement Savings Plan.

Fortune Brands Retirement Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

6.	Assets Held in Master Trust

The investments of the Master Trust are maintained under a trust agreement with the Trustee. The Plan had a total beneficial interest of approximately 89.43% and 90.06% in the Master Trust’s net assets at December 31,2003 and 2002, respectively.

Master Trust assets at December 31,2003 and 2002 are as follows (in thousands):

	2003	2002
Interest and dividends receivable	$105	$229
Common stock – corporate
Fortune Brands, Inc. common stock	72,252	45,677
Other common stock	8,000	94,831
U.S. Government securities	—	6,911
Corporate debt instruments	—	6,799
Registered investment companies	518,700	296,953
Collateralized promissory notes from participants	16,897	16,316
Interest bearing cash	52,413	57,133

Total assets	668,367	524,849

Administrative expenses payable	(599)	(488)

Total net assets of the Master Trust available for benefits	$667,768	$524,361

The net appreciation (depreciation) in fair value of investments, interest income, dividend income, and administrative expenses related to the Master Trust for the years ended December 31,2003 and 2002 is as follows (in thousands):

	2003	2002
Net appreciation (depreciation) in fair value Common stock – corporate
Fortune Brands, Inc. common stock	$25,444	$6,752
Other common stock	18,268	(34,888)
U. S. Government securities	(144)	847
Corporate debt instruments	104	(315)
Registered investment companies	82,260	(64,722)

Net appreciation (depreciation) in fair value of investments of the Master Trust	125,932	(92,326)
Interest income	2,015	3,039
Dividend income	2,392	2,532
Administrative expenses	(1,600)	(2,078)

Total net gain (loss) of the Master Trust	$128,739	$(88,833)

Fortune Brands Retirement Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

7.	Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

8.	Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

9.	Credit Risks

The Master Trust invests primarily in equity and fixed income funds. The fund managers invest in a large number of corporations, industries and other instruments in an attempt to limit exposure to significant loss. The funds maintain a diverse portfolio of common stock across various industry groups and a broad range of debt securities in terms of maturity and industry groups in order to maintain diversity in Master Trust investments. The Plan, however, is subject to risk of loss up to its proportionate share of such assets in the Master Trust.

10.	Tax Status

The Internal Revenue Service (“IRS”) issued a determination letter dated February 25,2003 to Fortune stating that the Plan meets the requirements of Section 401 (a) of the Code and that the Trust is exempt from federal income taxes under Section 501 (a) of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Generally, distributions and withdrawals under the Plan are taxable to Participants or their beneficiaries in accordance with Section 402 of the Code.

11.	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by The Fidelity Management Trust Company. The Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for recordkeeping and investment management services amounted to $1,450,282 and $1,422,021 for the years ended December 31,2003 and 2002, respectively. In addition, fees payable to the trustee as of December 31,2003 and 2002 were $39,182 and $193,180, respectively.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporate Employee Benefits Committee of Fortune Brands, Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FORTUNE BRANDS RETIREMENT SAVINGS PLAN

By:	/s/ FRANK J. CORTESE
Frank J. Cortese, Chairman
Corporate Employee Benefits Committee of Fortune Brands, Inc.

Date: June 28, 2004